____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly Held Company CNPJ/MF 07.689.002/0001-89 NIRE 35.300.325.761

MATERIAL FACT

Embraer S.A. (“Company”) informs its shareholders and the market that its Board of Directors, in a meeting held on November 6, 2025, according to the minutes published on the CVM and Investor Relations websites, approved the execution by the Company, with Banco Itaú Unibanco S.A., of derivative agreements of “Equity Swap”, referenced in the shares issued by the Company. Equity Swap agreements will observe the following limits and conditions:

Equity Swap Settlement: cash settlement, within a maximum period of 12 months from November 7, 2025.

Maximum Exposure: up to 10,932,998 common shares, observing the limit established in CVM Resolution No. 77/22.

Conditions: the Equity Swap will allow the Company to receive the price variation related to its shares traded on the stock exchange plus any dividends distributed to the shares subject to the Equity Swap (active end) and pay CDI plus a spread (passive end), during the term of the agreement.

Purpose: need to mitigate fluctuations in the prices of shares issued by the Company, in view of future payments to be made by the Company within the scope of its long-term incentive plans (phantom shares).

São José dos Campos, November 6, 2025.

Antonio Carlos Garcia

Executive Vice President, Financial & Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations